September 13, 2013

Via Edgar

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:                          FTD Companies, Inc.
Amendment No. 4 to Registration Statement on Form 10-12B
Filed September 9, 2013
File No. 001-35901

Dear Ms. Ransom:

On behalf of FTD Companies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated September 11, 2013 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 10 (001-35901) that was filed on April 30, 2013 and amended by Amendment No. 1 to the Registration statement filed on July 1, 2013, Amendment No. 2 to the Registration Statement filed on August 6, 2013, Amendment No. 3 to the Registration Statement filed on August 29, 2013 and Amendment No. 4 to the Registration Statement filed on September 9, 2013 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 5 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Revised Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the September 9, 2013 filing to facilitate the Staff’s review.  References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Information Statement.

Exhibit 99.1

1.              Please disclose the record date for the distribution. Please also include the date on which United Online’s board approved the distribution and the terms of your 2013 Incentive Compensation Plan, or tell us why you cannot provide such disclosure.

The Company will disclose the record date for the distribution, and the date on which United Online’s board approved the distribution and the terms of the Company’s 2013 Incentive Compensation Plan, in a subsequent amendment to the Registration Statement.

Summary, page 1

Questions and Answers About the Separation, page 5

How many shares of FTD common stock will be distributed in total?, page 6

2.              Please disclose here and throughout your Information Statement the number of shares of FTD common stock that will be distributed in the Separation. In this regard, we note your disclosure on page 57 that you anticipate the distribution of 18.5 million shares of your common stock to holders of United Online common stock.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 13, 47, 52, 55, 57, 134, and 137 of the Information Statement.

What will happen to United Online equity awards in connection with the Separation?, page 10

3.              In response to comment 5 in our letter dated May 29, 2013, you stated in a letter dated June 28, 2013 that “the Company will provide this information when it is available.” However, it does not appear that you have provided such information. Please provide such information or advise us why you believe such information is unnecessary.

The Company has revised the disclosure on page 10 of the Information Statement in response to the Staff’s comment.

The Separation, page 45

Transferability of Shares you receive, page 47

4.              In response to comment 15 in our letter dated May 29, 2013, you stated in a letter dated June 28, 2013 that “[w]hen known, the Company will further revise the disclosure on page 45 of the Information Statement to disclose the number of shares that may be resold by the Company’s affiliates subject to Securities Act Rule 144.” However, it does not appear that you have provided such information. Please provide such information or advise us why you believe such information is unnecessary.

The Company has revised the disclosure on page 47 of the Information Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 57

5.              Please present your pro forma adjustments, particularly footnote (b), gross on the face of the pro forma statements or provide a more detailed explanation of the components of the adjustments within the notes to the pro forma statements.

The Company has revised the disclosure on pages 59-63 of the Information Statement in response to the Staff’s comment.

6.              Although United Online equity awards will be converted into FTD awards, it appears your pro forma diluted net income per common share computations do not include the impact of such dilutive securities. Please tell us and disclose your treatment in greater detail, including the number of awards excluded from diluted net income per common share.

The Company has revised the disclosure on pages 59-60 and 62-63 of the Information Statement in response to the Staff’s comment.  Certain of the Company’s restricted stock units are considered participating securities because they contain a non-forfeitable right to dividends irrespective of whether the awards ultimately vest.  Accordingly, the Company computes earnings per share pursuant to the two-class method in accordance with ASC 260-10-45-60B, Earnings Per Share—Overall—Other Presentation Matters.  Income allocated to participating securities and shares used to calculate diluted pro forma net income per common share have been revised to reflect the dilutive impact of the United Online equity awards held by directors of United Online (including Mark R. Goldston).  Additionally, income allocated to participating securities and shares used to calculate diluted pro forma net income per common share include the dilutive impact of the United Online equity awards that will be converted into FTD Options and FTD RSUs.

Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-53

(5) Goodwill and Intangible Assets, page F-61

7.              We have read your response to comment 3 from our letter dated August 16, 2013. We note that you have recorded an out-of-period adjustment which increased goodwill and decreased accumulated other comprehensive loss in the company’s June 30, 2013 balance sheet by $7.9 million. Please confirm that the adjustment was made in the June 30, 2013 interim period and has been netted with foreign currency translation in the table on page F-61. In addition, you state that you consider this adjustment to be immaterial to the current period and all prior periods. Given the importance the FASB attached to reporting comprehensive income and its components, please explain to us in detail how you determined that this adjustment was immaterial to the Statement of Comprehensive Income in all periods affected. In this regard, provide us with your complete SAB 99 materiality analysis. Considering one objective of ASU No. 2011-05 was to increase the prominence of items reported in other comprehensive income, please specifically explain your materiality considerations of the impact on each component contained in the Statement of Comprehensive Income. Please finally address how you estimate the adjustment will impact annual figures.

The Company confirms that the $7.9 million adjustment to goodwill and accumulated other comprehensive income was made in the quarter ended June 30, 2013 and has been netted with foreign currency translation in the table on page F-61.  The Company has clarified disclosure to that effect on page F-61.  The Company has supplementally provided the Staff with its SAB 99 materiality analysis.

***

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact me at (630) 724-6504.

Sincerely,

FTD COMPANIES, INC.

By:	/s/ Becky A. Sheehan
Becky A. Sheehan
Executive Vice President and Chief Financial Officer

cc:	Lisa Sellars, Staff Accountant (Securities and Exchange Commission)
Andrew Blume, Staff Accountant (Securities and Exchange Commission)
Lisa Kohl, Staff Attorney (Securities and Exchange Commission)
Robert S. Apatoff, President
Charles B. Ammann, Executive Vice President, General Counsel and Secretary (United Online, Inc.)